July 21, 2025

Linda Jonsdottir
Chief Financial Officer
Alvotech
9, Rue de Bitbourg
L- 1273 Luxembourg
Grand Duchy of Luxembourg

        Re: Alvotech
            Form 20-F for Fiscal Year Ended December 31, 2024
            File No. 001-41421
Dear Linda Jonsdottir:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2024
Note 2.6 Revenue recognition, page F-14

1. We note your disclosure on pages 74-79 of your commercial partnerships that include licensing and other components. Please revise the notes to your financial statements in future filings to disclose the material terms of each of these arrangements, including your obligations under the agreements in accordance with IFRS 15.
 July 21, 2025
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tara Harkins at 202-551-3639 or Lynn Dicker at 202-551-3616 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences